Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

First 2 View, Inc.
20 Pumping Station Rd
Salem, NH 03079
www.BuyersView.com

Up to $107,000.00 in Class C Common Stock Non Voting at $0.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: First 2 View, Inc.
Address: 20 Pumping Station Rd, Salem, NH 03079
State of Incorporation: DE
Date Incorporated: January 30, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 40,000 shares of Class C Common Stock Non Voting
Offering Maximum: $107,000.00 | 428,000 shares of Class C Common Stock Non Voting
Type of Security Offered: Class C Common Stock Non Voting
Purchase Price of Security Offered: $0.25
Minimum Investment Amount (per investor): $100.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

StartEngine Shareholder Bonus

First 2 View will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Class C Common Stock at $0.25 / share, you will receive 100 bonus shares, meaning you'll own 1,100 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Investment Discount for Early Bird Adopters

If you invest from day 1 to day 14, you'll receive 10% bonus shares.

Investment Bonus

$1000- If you invest $1000, you will receive 10% Bonus shares

$2000 - If you invest $2000, you will receive 15% Bonus shares

$10,000 - If you invest $10,000, you will receive 20% Bonus shares

$100,000 - If you invest $100,000, you will receive 25% Bonus shares

*All perks occur after the offering is completed.

Investment Perk for Licensed Agents

$.25/share I When you invest you are betting the company's future value will exceed $2,800,000.00 post raise.

Perks for Licensed Agents & REALTORS® in any State for the first 6 weeks:

$100.00 - If you invest $100.00 during the campaign, you will receive 400 shares and 1 community for your business profile posting for a year which is a $100 value.

$200.00 - If you invest $200.00 during the campaign, you will receive 2 free community postings of your business profile for a year and 800 shares which is a $200 value.

$300.00 - If you invest $300.00 during the campaign, you will receive 3 free community postings of your business profile for a year and 1,200 shares which is a $300 value.

$400.00 - If you invest $400.00 during the campaign, you will receive 4 free community postings of your business profile for a year and 1600 shares which is a $400 value.

$500.00 - If you invest $500.00 during the campaign, you will receive 5 free community postings of your business profile for a year and 2000 shares which is a $500 value.

All perks occur after the offering is completed.

**As each state launches, we will reach out to our investors and first offer investors the advertising positions in any community we serve. We plan to rapidly expand to all states over the next two years.*

The Company and its Business

Company Overview

All agents can list homebuyers anonymously on our platform, this is particularly attractive to home sellers. Think of Buyers View as a Buyers Listing Service, Not a MLS. As a national portal, we will aggregate buyers in all 50 states. We "make finding Buyers Easy™" for Sellers. Typically, For Sale By Owners, those thinking of selling a home and listing agents will be drawn to the site by the pool of buyers found in a local community. Buyers and sellers are matched by town, price range, home features reducing the marketing costs for a selling agent or FSBO. This is an agent to agent B2B network where matches are made by licensed agents. More transactions can happen

quickly and efficiently on our platform saving home sellers time on the market and their agents thousands in marketing costs. We make the market more efficient. Most home searches begin on the Internet, now matches between sellers and buyers can happen online. Since it is free for agents to register, upload their buyers anonymously and for real estate consumers to browse, the Buyer's View portal will enhance the efficiency of the market and reduce marketing costs for agents while creating referral opportunities for both listing and buyer agents.

Competitors and Industry

The Buyer's View platform and business model are unique from other home listing platforms. To the best of our knowledge, after attending multiple trade shows and conferences in the past 6 months, we can find no direct competitor that offers an open, free to use system such as ours. While we are often compared to MLS platforms and other Real Estate listing portals, since we list Buyers and not Houses, we are unique. We make finding buyers easy. Furthermore, we provide an opportunity for agents to list their business and personal profiles and testimonials for FREE or, in some instances, for a modest $10 per month or less. It costs zero dollars for any agent to upload a buyer and no other system features buyers. If the MLS's and listing portals copied our business model, it would destroy their core revenue streams and/or referral models. They use a push advertising model when dealing with agents, and the agents in turn push out the real estate consumer. Our overhead is modest compared to theirs and our pull advertising model is relatively inexpensive when it comes to the cost of customer acquisition and support. Moreover, with our ability to leverage our subscription model across the real estate, lender and professional service sectors, we have a unique opportunity to scale and grow virally and relatively inexpensively. Leveraging our current platform technology and marketing prowess with a strong value proposition to all real estate stakeholders, gives Buyer's View, a unique competitive advantage.

Current Stage and Roadmap

The Buyer's View portal and platform has now completed its introductory phase, with just over 40 registrants. We have an experienced senior management, marketing and development team; all with deep domain experience. Our platform is now able to host buyers, agents and be seen by all sellers in the state of New Hampshire. Agents are able to create business profiles and be seen in local towns while subscribing for either 6 months or a year. Today, we are constructing relationships with agents. Once we have rolled out across the United States, we'll introduce lenders to the platform followed by other professional service providers. The addition of these three key sectors will dramatically drive revenue and valuation. Our management team consists of: Robert (Bob) McAvoy, founder and Chief Visionary Officer Jeff Rapson, founder, President and CEO, Mark Hahs is CTO of Platform Development, Susan Mundell, Director of Financial Planning, and Lara Gray, Director of Marketing. To date we have used outsourced marketing teams for email, sales, content development and social media. However, in recent weeks management has brought both the sales and marketing functions in house.

The Team

Officers and Directors

Name: Jeff Rapson

Jeff Rapson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO and Director
  Dates of Service: February 01, 2018 - Present
  Responsibilities: To execute on the company 's strategy and market entry tactics. To hire and manage the best team of qualified professionals to allow our company to reach the addressable market of $40+ Billion in annual advertising dollars. By making good things happen for other real estate stakeholders, First 2 View, Inc. can dramatically scale the company and build a sustainable brand.

Other business experience in the past three years:

- **Employer:** Berkshire Hathaway HomeServices, Verani Realty
  Title: Realtor®
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Professional Buyer Agent, Licensed in NH & MA

Name: Lars Traffie

Lars Traffie's current primary role is with Hutter Construction. Lars Traffie currently services One hour per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member and advisor
  Dates of Service: August 03, 2018 - Present
  Responsibilities: General advice and finance

Other business experience in the past three years:

- **Employer:** Hutter Construction
  Title: President and CEO
  Dates of Service: January 01, 1980 - Present
  Responsibilities: Principal Manager of NH's largest commercial and family owned construction company

Name: Robert (Bob) McAvoy

Robert (Bob) McAvoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Visionary Officer, Secretary-Treasurer, and Director
  Dates of Service: January 30, 2018 - Present
  Responsibilities: Business modeling and product market planning

Name: Mark Hahs

Mark Hahs's current primary role is with O2Ware . Mark Hahs currently services 20+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Development and maintenance of BuyersView.com portal

Other business experience in the past three years:

- **Employer:** O2Ware
  Title: Principal
  Dates of Service: January 01, 1994 - Present
  Responsibilities: Owner and Consultant to Startup Firms

Other business experience in the past three years:

- **Employer:** VentureDNA
  Title: Principal
  Dates of Service: January 01, 2004 - Present
  Responsibilities: Co Managing Partner providing all facets of outsourced marketing, technology and business development related services, including research, analysis, planning, web development, web design, branding, marketing collateral development, event management, systems integration and business consulting solutions for business-to-business, business-to-consumer and business-to-enterprise applications

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment should only undertake the purchase of any of the Common Stock. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our service, that people think it's a better option than a competing service, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase can not be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the real estate software development industry. However, that may never happen or, it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock in the amount of up to $107,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms for a young company. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for the online introduction of buyers to home sellers, secondly of buyers meeting lenders and thirdly for buyers to view professional service providers to homeowners (e.g. landscaping, painting, plumbers, etc.)

We may never have an operational product or service
It is possible that there may never be a national operational service or that the platform may never be used to engage in transactions beyond the State of New Hampshire. It is possible that the failure to release the service is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational software service or that the platform may never be used to engage in transactions outside of New Hampshire. It is possible that the failure to release the service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have launched our web service in the State of New Hampshire. Delays or cost overruns in the development of our New Hampshire portal and failure of the portal to attract enough home sellers, homebuyers and agents may cause, among other things, unanticipated technological hurdles, difficulties in gaining market traction, changes in user experience and design and slow revenue growth. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A and B common shares issued to current investors have voting rights attached to them. Most investors to date are minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. They are trusting in management's discretion in making good business decisions that will grow the company's valuation. Furthermore, in the event of a liquidation of our company, they will only be paid out if there is any cash

remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The Class C non voting common shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our service/platform will be able to gain traction in the marketplace at a faster rate, we know of no other current platform open to the general public like ours. It is possible that our new subscriber offerings will fail to gain market acceptance for any number of reasons. If the new service fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established portal and MLS companies who currently have other real estate services on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior products or services than those developed by us. There can be no assurance that competitors will render our technology or service obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition would intensify.

We are an early stage company and have not yet generated any profits
First 2 View, Inc. was formed on January 30th, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks

associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. First 2 View, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that First 2 View Inc., doing business as BuyersView.com is a good idea, that the team will be able to successfully market, and sell the subscription service, that we can price these services right and sell them to enough agents so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our subscribers and other companies that utilize our platform. Further, any significant disruption in service on First 2 View Inc., dba, BuyersView.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of subscribers and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology and programming. Any disruptions of services or cyber-attacks either on our technology provider (Google Cloud) could harm our reputation and materially negatively impact our financial condition and business.

Some of our service is still in prototype phase and might never be an operational service.
It is possible that there may never be an operational service or that the service may never be used to engage in transactions outside of NH. It is possible that the failure to release the service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Our new service could fail to achieve the sales projections we expected.
Our growth projections are based on an assumption that with an increased advertising and marketing budget our services/platform will be able to gain traction in the marketplace at a faster rate, we know of no other current platform open to the general public like ours. It is possible that our new subscriber offerings will fail to gain market

acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert <Bob> McAvoy	5,460,000	Class B Common Stock	65.47
Jeffrey Dean Rapson	2,000,000	Class A Common Stock	4.80
Jeffrey Dean Rapson	2,000,000	Class B Common Stock	23.98

The Company's Securities

The Company has authorized Class A Common Stock , Class B Common Stock, and Class C Common Stock Non Voting. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Class C Common Stock Non Voting.

Class A Common Stock

The amount of security authorized is 15,058,000 with a total of 4,010,000 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held by such holder at all meetings of the stockholders (and written actions in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration. Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation.

Material Rights

Dividends. The holders of the Common Stock shall be entitled to receive, when, as, and if declared by the Board of Directors of the Corporation (the "Board of Directors"), out of any assets of the Corporation which are by law available therefor, such dividends as may be declared by the Board of Directors; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, (a) the holders of Class A Common Stock shall receive Class A Common Stock or the rights to acquire Class A Common Stock, as the case may be, (b) the holders of Class B Common Stock shall receive Class B Common Stock or the rights to acquire Class B Common Stock, as the case may be, and (c) the holders of Class C Common Stock shall receive Class C Common Stock or the rights to acquire

Class C Common Stock, as the case may be. Dissolution, Liquidation, or Winding Up: In the event of any dissolution, liquidation, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distributions to the holders of Common Stock. Subdivision or Combinations: If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other classes of Common Stock shall be subdivided or combined in the same manner. Equal Status: Except as otherwise provided by applicable law or as expressly provided in this Article 4, all shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, and be subject to the same qualifications, limitations, and restrictions. Conversion. Each share of Class B Common Stock may be converted into one (1) fully paid and non-assessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of such shares of Class B Common Stock shall cease and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be retired and may not be reissued. Reservation of Class A Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 7,538,000 with a total of 7,538,000 outstanding.

Voting Rights

Each holder of shares of Class B Common Stock shall be entitled to five (5) votes for each share of Class B Common Stock held by such holder at all meetings of the stockholders (and written actions in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration. Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation.

Material Rights

Dividends. The holders of the Common Stock shall be entitled to receive, when, as, and if declared by the Board of Directors of the Corporation (the "Board of Directors"),

out of any assets of the Corporation which are by law available therefor, such dividends as may be declared by the Board of Directors; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, (a) the holders of Class A Common Stock shall receive Class A Common Stock or the rights to acquire Class A Common Stock, as the case may be, (b) the holders of Class B Common Stock shall receive Class B Common Stock or the rights to acquire Class B Common Stock, as the case may be, and (c) the holders of Class C Common Stock shall receive Class C Common Stock or the rights to acquire Class C Common Stock, as the case may be. Dissolution, Liquidation, or Winding Up: In the event of any dissolution, liquidation, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distributions to the holders of Common Stock. Subdivision or Combinations: If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other classes of Common Stock shall be subdivided or combined in the same manner. Equal Status: Except as otherwise provided by applicable law or as expressly provided in this Article 4, all shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, and be subject to the same qualifications, limitations, and restrictions. Conversion: Each share of Class B Common Stock may be converted into one (1) fully paid and non-assessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of such shares of Class B Common Stock shall cease and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be retired and may not be reissued. Reservation of Class A Common Stock: The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

Class C Common Stock Non Voting

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock Non Voting.

Material Rights

Dividends. The holders of the Common Stock shall be entitled to receive, when, as,

and if declared by the Board of Directors of the Corporation (the "Board of Directors"), out of any assets of the Corporation which are by law available therefor, such dividends as may be declared by the Board of Directors; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, (a) the holders of Class A Common Stock shall receive Class A Common Stock or the rights to acquire Class A Common Stock, as the case may be, (b) the holders of Class B Common Stock shall receive Class B Common Stock or the rights to acquire Class B Common Stock, as the case may be, and (c) the holders of Class C Common Stock shall receive Class C Common Stock or the rights to acquire Class C Common Stock, as the case may be. Dissolution, Liquidation, or Winding Up: In the event of any dissolution, liquidation, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distributions to the holders of Common Stock. Equal Status: Except as otherwise provided by applicable law or as expressly provided in this Article 4, all shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, and be subject to the same qualifications, limitations, and restrictions.

What it means to be a minority holder

As a minority holder of non voting C common shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance's of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $75,000.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: Platform development, software licenses and marketing
  Date: August 03, 2018
  Offering exemption relied upon: 504 c

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $7,538.00
  Number of Securities Sold: 7,538,000
  Use of proceeds: Operations of company
  Date: January 30, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:
Several months.

Foreseeable major expenses based on projections:
Major expenses are: 35-40% of the funds will be used for marketing, 30-35% for platform development and balance for G&A.

Future operational challenges:
Operational challenges include: 1) rapid deployment of platform across multiple states, 2) adding different categories of agents (relocation, luxury, etc.) 3) adding sales and support resources for each state as we initially enter the state 4) creating a rapid growth culture 5) constant recruiting of personnel in a competitive wage environment.

Future challenges related to capital resources:
The company expects to be in a competitive environment where other real estate portals could attempt to modify their business models to accommodate not just listings but attract buyers. In order to stay ahead and have a significant first mover advantage, there is a constant need to expand not only our service by state and related categories (relocation, luxury, new construction, seniors ---all possible specialist areas), there is the need to leverage the basic platform to bring on the 400,000 local lenders (banks, credit unions and mortgage brokers) and the need to then expand and offer professional service opportunities to those categories, like insurance, home inspection, landscaping, and all the trades. While our basic platform and business model will still apply, the marketing is considerable. Platform tweaking is expected to be modest as we gain national experience and capabilities.

Future milestones and events:
In each state, we need to gain a 1-5% adoption rate among active agents to have financial success; the larger the state the lower the penetration required. Smaller states like New Hampshire, Maine and Vermont, will need higher adoption rates (agents choosing to be seen and place their profile on the site for $10 a month or less). Each agent in turn needs to consistently update their buyer funnel. To ensure that occurs, we are developing a tool for the agent to provide their buyer while they are actively searching for a home. For those agents who choose not to subscribe, we still want to have them load their buyers for free to create enough market interest for sellers, and FSBO's (For Sale By Owner). In order to fast forward an aggressive national expansion, we plan to offer a second CrowdFunding round in Quarter 2 of 2019 and will continuously looking for private placement opportunities over the next 12-24 months at increasing valuations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

There have been capital contributions made by Bob McAvoy for $8,000.00, Jeff Rapson for $33,926.00 and $37,500.00 each from Lars Traffie and Paul Somero for a total of $75,000.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds were critical to the maturation of the platform, for servicing the current clientele. Our next round of funding will allow us to upgrade the platform, and to move into the State of Massachusetts and add many new features with real pay offs for agents that choose to subscribe. In addition to these funds, we will continue to promote our brand and investment to accredited private investors and to close on rolling private placement offerings to help advance the initiatives noted above.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We can operate with minimal funds, about $2,000.00 per month to cover recurring services. We will be locked into to a very limited market opportunity if solely doing business in New Hampshire. Without funds to market our platform in Massachusetts and other adjacent states and develop several key automation features, our progress will be limited. As noted earlier, marketing is our largest potential expense. It will be curtailed drastically should we not raise additional funds. We can survive indefinitely at the base level of $2,000/month and generate that much from site as it now stands. In simplest terms, it means selling 20 subscriptions a month at $100/community. Seems like a reasonably low threshold when we have sold subscriptions to agents without the site being fully functional in the 4th quarter of 2018.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Funds raised in this round will allow us to catch up with our payables ($4K/mo), embellish the platform ($7.5K/mo) and allow us to move our marketing campaign into MA and possibly, CT ($5,500/mo). This increase in our burn rate, if we relied only on this round of crowd funding, would allow us to sustain our business for 6 months. On the upside, we will then be in the much larger Massachusetts real estate market and possibly Connecticut and can expect a surge in revenue from the platform launch in much larger states. We will continue to complement the Regulation Crowd Funding raise with private placement raises to accredited investors; the primary difference being the minimum investment threshold and the difference in voting shares being offered to accredited investors.

How long will you be able to operate the company if you raise your maximum funding goal?

We can operate the company for roughly two years if we reach the maximum allotted

amount of $1,070,000.00 in an extended Regulation CrowdFunding campaign. It is our intention to ramp up both the marketing and platform development rapidly, as well as sales and service staffing, should we reach the maximum amount allowed in our first full year of Reg CrowdFunding fund raising. As noted earlier, we will allocate approximately 40+% of our funds to marketing, 30%+ for platform enhancements and the balance to G&A & payables. Our burn rate will be throttled to provide us the maximum scalability while minimizing expenses until we breakeven. The founders do not currently plan on taking salaries until we reach breakeven which is expected in the third quarter of 2019.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
The company could be cash flow positive in the second half of the year if funded by April 2019. By the time we launch in our 5th state, we should reach our breakeven point. Upon completion of our first year's roll outs, we should be in well over 6 states. Our goal is 12-14 states from May 1st, 2019 to April 30th, 2020. We should have a run rate equal to several million dollars per year by the end of our second full year of operation. Early funding is key to rapid viral growth and dramatic valuation upticks. There will be a mix of further private placement capital, angel investors and crowd funding to complement our growth in 2019 and 2020.

Indebtedness

- **Creditor:** Cook Little Rosenblatt and Manson PLLC, our legal firm; our developer, O2Ware
  Amount Owed: $57,078.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020

Related Party Transactions

- **Name of Entity:** Robert McAvoy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Robert has contributed and loaned the company $8000 in 2018 at a simple interest rate of 8% per annum.
  Material Terms: There are two personal notes at 8%, maturity 2 years, simple interest.

Valuation

Pre-Money Valuation: $2,887,000.00

Valuation Details: Based on capital put in at $.05/share and other pre money valuation

models, we estimate our pre money valuation at $2,887,000+. Private investors have purchased A common shares in August 2018 and set the bar at $.05/share. Since that investment, First 2 View, Inc. has built and launched the Buyer's View web portal and is operational in New Hampshire. Moreover, we have developed a strong management team, created a customer base and promoted our brand awareness with agents across the State of New Hampshire.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  45.0%
  Marketing promotion of company in MA, possibly CT; 2) Provide additional sales and service support for currently deployed platform in the State of NH; and 3) Enhancement of the platform and portal features.

- *Research & Development*
  30.0%
  1) Enhancements to the basic platform to support the communities in each state; we expect to launch one new state a month from April forward; 2) more transactional capabilities will be added within the first year; e.g., reverse offer form/capability; and 3) enhanced client communications and notification routines related to renewals and seat availability.

- *Operations*
  19.0%
  1) Service and support for agents in both renewals and uploading buyers; 2) management of funds from PayPal and, other financial data; and 3) management of shareholder communications, 4) facilities and equipment for sales, support and administrative personnel.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  40.0%
  1) Brand development and networking; 2) Promotion and introduction of lender category; 3) Build home buyer consumer traffic; 3) Use AI to determine consumer behavior and provide qualified leads to subscribing agents.

- *Research & Development*
  35.0%
  1) Automate the population of subscribed seats and have geography scaled by community size and proximity to nearby towns---we currently do this manually. 2) Leverage current architecture to support lender initiative; and 3) implement block chain underpinnings to ensure safe /securer transactions

- *Company Employment*
  19.0%
  1) Reduce dependence on outsourced programmers and service support personnel; 2) Bring on full time bookkeeper; and 3) Take up local office space and fund build out of office and its infrastructure.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.BuyersView.com (See Footer: About Buyer's View Investor Information Contact us).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/first-2-view-inc-dba-buyersview

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR First 2 View, Inc.

[See attached]

First 2 View Group

Combined Financial Statements (Unaudited)
December 31, 2017 and 2016

I, Jeff Rapson (Print Name), the CEO and President (Principal Executive Officers) of First 2 View, Inc. (Company Name), hereby certify that the financial statements of First 2 View, Inc. (Company Name) and notes thereto for the periods ending December 31, 2017 (beginning date of review) and December 31, 2016 ____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2017 the amounts reported on our tax returns were total income of $ 0; taxable income of $ 0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1/29/2019 (Date of Execution).

DocuSigned by:
Jeff Rapson
6F7117F4E89E49B...
(Signature)

President & CEO (Title)

1/29/2019 (Date)

First 2 View Group

TABLE OF CONTENTS

FIRST 2 VIEW GROUP
COMBINED BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ -	$ -
Total Current Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ -	$ -
Total Current Liabilities	-	-
Total Liabilities	-	-
Stockholders' Equity (Deficit):		
Class B common stock, $0.01 par, 710,000 shares authorized, 710,000 and 710,000 shares issued and outstanding, as of December 31, 2017 and 2016, respectively.	7,100	7,100
Class A common stock, $0.01 par, 7,390,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	-	-
Additional paid-in capital	29,051	27,796
Accumulated Deficit	(36,151)	(34,896)
Total Stockholders' Equity (Deficit)	-	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ -	$ -

FIRST 2 VIEW GROUP
COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ -	$ -
Operating Expenses:		
General and administrative	1,255	1,298
Total Operating Expenses	1,255	1,298
Loss from operations	(1,255)	(1,298)
Provision for income taxes	-	-
Net loss	$ (1,255)	$ (1,298)

FIRST 2 VIEW GROUP
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Class A Common Stock		Class B Common Stock				Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Equity (Deficit)
Balance at January 1, 2016	-	$ -	710,000	$ 7,100	$ 26,498	$ (33,598)	$ -
Capital contributions	-	-	-	-	1,298	-	1,298
Net loss	-	-	-	-	-	(1,298)	(1,298)
Balance at December 31, 2016	-	-	710,000	7,100	27,796	(34,896)	-
Capital contributions	-	-	-	-	1,255	-	1,255
Net loss	-	-	-	-	-	(1,255)	(1,255)
Balance at December 31, 2017	-	$ -	710,000	$ 7,100	$ 29,051	$ (36,151)	$ -

No assurance provided

See accompanying notes, which are an integral part of these combined financial statements.

-4-

FIRST 2 VIEW GROUP
COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net loss	$ (1,255)	$ (1,298)
Net Cash Used In Operating Activities	(1,255)	(1,298)
Cash Flows From Financing Activities		
Capital contributions	1,255	1,298
Net Cash Provided By Financing Activities	1,255	1,298
Net Change In Cash	-	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ -	$ -
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

NOTE 1: NATURE OF OPERATIONS

First 2 View Group (the "Company") consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes as the entities are under common ownership and control, where Buyer's View, Inc. is the predecessor to First 2 View, Inc. and these entities share the same operations. Generally, all activity of the combined companies was completed in First 2 View, Inc. after its formation in 2018, and Buyer's View, Inc. has transferred most of, and intends to transfer all of, its assets, liabilities, and operations to First 2 View, Inc.

- Buyer's View, Inc., a Delaware corporation, organized May 9, 2011
- First 2 View, Inc., a Delaware corporation, organized January 30, 2018

The Company offers the listing agent immediate access to Buyers and helps real estate agents efficiently connect and expedite transactions.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares combined financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). The combined financial statements include the accounts of each entity and are presented on a combined basis. All transactions and balances between and among the Entities have been eliminated in combining the accounts for combined financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

For the purpose of the combined statements of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

FIRST 2 VIEW GROUP
NOTES TO THE COMBINED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has no property and equipment as of December 31, 2017 or 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the combined balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017 or 2016.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Buyer's View, Inc. had net operating loss carryforwards of $36,157 and $34,896 as of December 31, 2017 and 2016, respectively. The Company expects to pay Federal and New Hampshire income taxes at rates of approximately 21% and 7.9%, respectively, and has used an effective blended rate of 27.2% to derive net tax assets of $9,834 and $9,492 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2031, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. These tax benefits will no longer be usable in the newly formed predecessor corporation, First 2 View, Inc.

First 2 View, Inc. was not yet formed as of December 31, 2017 or 2016, and therefore was not yet filed any tax returns nor had any taxable activities.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of

business. The Company incurred net losses and negative cash flows from operations during the years ended December 31, 2017 and 2016, has limited liquid assets with no current assets as of December 31, 2017, and has not yet commenced planned principle operations.

The Company's ability to continue as a going concern for the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Buyer's View, Inc.

Buyer's View, Inc. has authorized 8,100,000 shares of $0.01 par value common stock, designated as 7,390,000 shares of Class A common stock and 710,000 shares of Class B common stock. As of both December 31, 2017 and 2016, 0 shares of Class A common stock and 710,000 shares of Class B common stock are issued and outstanding. Class B common stockholders are entitled to 10 votes per share, while Class A common stockholders are entitled to 1 vote per share.

First 2 View, Inc.

Subsequent to December 31, 2017, First 2 View, Inc. was formed and authorized 22,596,000 shares of $0.01 par value common stock, designated as 15,058,000 shares of Class A common stock and 7,538,000 shares of Class B common stock. Class B common stockholders are entitled to 5 votes per share, while Class A common stockholders are entitled to 1 vote per share. Class B common stock is convertible into Class A common stock at the holder's election.

Subsequent to December 31, 2017, First 2 View, Inc. issued 7,538,000 shares of Class B common stock to its founders for total capital contributions of $3,500. All but 1,500,000 of such shares were fully vested at issuance, where the remaining 1,500,000 shares vest during 2018.

Subsequent to December 31, 2017, First 2 View, Inc. issued 10,000 shares of Class A common stock at $0.001 per share for total proceeds of $10.

NOTE 5: RELATED PARTY PAYABLES

Related parties to the Company have advanced money to fund operations since inception, which are treated as contributed capital to the additional paid-in capital on the statements of changes in stockholders' equity (deficit).

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

First 2 View, Inc. Formation, Asset Purchase Agreement

On January 30, 2018, First 2 View, Inc. was formed under the laws of Delaware to continue the operations of Buyer's View, Inc. The capital structure and equity issuances related to this formation are discussed in Note 4 of these financial statements.

First 2 View, Inc. entered into an asset purchase agreement with Buyer's View, Inc., conveying all assets, intellectual property, domains, and trademarks to First 2 View, Inc. The Company intends to dissolve Buyer's View, Inc. in 2019.

Management's Evaluation

The Company has evaluated subsequent events through December 27, 2018, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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First 2 View DBA Buyer's View
Real Estate Platform for Home Sellers
Small OPO
Software & Services
US Investors Only
Buyer's View

Overview | Team | Terms | Updates | Comments | Share

Listing Buyers, Not Houses

A National Networking Platform for Real Estate Agents

Invest in Buyer's View

BuyersView.com is a unique Real Estate Technology Platform for Home Sellers, Home Buyers and their Agents.

The Buyer's View platform allows home sellers to easily match with homebuyers in their local communities through real estate agents. The platform greatly improves the home buying experience for homebuyers, home sellers, and real estate agents alike. It saves homebuyers search time and decreases marketing expenses for real estate agents. What makes our platform different is that instead of homebuyers searching our site for properties they may on multiple listing services, **we match-make sellers to home buyers**—all anonymously with the click of a button through their real estate agents.

The Buyer's View team has decades of business experience in the real estate and technology space. Buyer's View







in the real estate and technology space. Buyer's View understands more than most how much the current real estate systems and transaction environments need improvement.

The Problem

The real estate market has seen transformation over the years with the introduction of The Internet; however, there are still huge flaws that limit the efficiency of home selling and home buying. Popular sites like Zillow.com, Homes.com and Realtor.com have business models designed to sell unqualified leads back to home buyer agents for a **monthly premium of at least $170/month on a per zip code basis.**

This means agents spend together **millions of dollars every year on purchasing this raw data** for a marketing strategy that often yields poor results. Worse still, homebuyers cannot see new listings until they are entered into their local Multiple Listing Service (MLS) or the portals. A multiple listing service (MLS) is a suite of services that real estate brokers use to establish contractual offers of compensation (among brokers) and accumulate and disseminate information to enable appraisals. Homebuyers remain unidentified to home sellers leaving them difficult to reach, and often, a chance to find the perfect home seller match is missed. Thousands of home buying opportunities that are beneficial to all parties remain left as "what could have beens." **The Buyer's View platform solves this problem.**

The Solution

Buyer's View acts as a digital agent-to-agent social network that helps bring together the perfect match of homebuyers and home sellers at an attractive low-cost and effective manner.

No other platform offers agent-to-agent social networking at little or no cost; **think of Buyer's View as the 'LinkedIn' of the real estate marketplace.** Buyer's View features agent profiles much like LinkedIn's millions of professional business profiles. Buyer's View will host a portion of the 15-to-18 million annual homebuyers who purchase more than 6 million new and existing homes. By using the Buyer's View platform, local home sellers and anonymous homebuyers can be matched, connected and engaged through their licensed agents.

Buyer's View has global reach potential, as we will be in every community in America and beyond. Highly localized searches give Buyer's View an immense networking advantage with massive local reach and appeal. Join us today as we embark on this exciting journey into a better, more efficient, home selling and home buying experience!

Current Development Stage

The Buyer's View portal and platform was officially launched November 1st, 2018 in Beta. We have now completed our introductory phase, with just over 40 clients. We have an experienced senior management, marketing and development team; all with deep domain experience. Our platform is now able to host buyers, agents and be seen by all sellers in the state of NH. Agents are able to create business profiles and be seen in local towns while subscribing for either 6 months or a year. Today, we are constructing relationships with agents. Once we have rolled out across the USA, we'll introduce lenders to the platform followed by other professional service providers. We believe the addition of these three key sectors will dramatically drive revenue and valuation.

The Offering

Investment Discount for Early Bird Adopters

$.25/share | When you invest you are betting the company's future value will exceed $2.9 M post raise.

Early Bird Discount Investment Perk for Licensed Agents

$.25/share | When you invest you are betting the company's future value will exceed $2.9 M post raise.

Perks for Licensed Agents & REALTORS® in any State** **for the first 6 weeks:**

$100.00 — If you invest $100.00 during the campaign, you will receive 400 shares and 1 community business profile posting for a year.

$200.00 — If you invest $200.00 during the campaign, you will receive 2 free community postings of your business profile for a year and 800 shares.

$300.00 — If you invest $300.00 during the campaign, you will receive 3 free community postings of your business profile for a year and 1,200 shares

$400.00 — If you invest $400.00 during the campaign, you will receive 4 free community postings of your business profile for a year and 1600 shares

$500.00 — If you invest $500.00 during the campaign, you will receive 5 free community postings of your business profile for a year and 2000 shares

All perks occur after the offering is completed.

** As each state launches, we will reach out to our investors and first offer investors the premier/first positions in any community we serve. We plan to launch in 10-14 states in 2019 and the balance in 2020.

Our Mission



Buyer's View's mission is to improve the speed and efficiency of residential real estate transactions while saving real estate agents considerable start up and ongoing advertising expense by shortening the buy/sell cycle for consumers, and allowing agents to do many more transactions in a year—delivering a real impact on the agent's annual gross commission earnings.

Buyer's View provides integrity in its advertising solutions— **Buyer's View does not sell realtor's personal information or buyer's data to anyone.** We help agents collaborate with our Real Estate as a Service (REaaS) model keeping agents at the heart of these intense, complex financial and legal transactions. It is a real estate agent's knowledge and transactional experience that is so needed by home sellers and homebuyers.

We believe Real Estate consumers, whether a buyer or a seller, truly need professional representation given a transaction's complexity, where no two transactions are the same. Buyer's View's values and reputation speak for itself. It is one thing to change the world and turn the Multiple Listing Service (MLS) space on its head—it is another to do it in a unique way that adds value to the real estate transaction process and leaves more money in the real estate agent's pocket. **Our members**

always come first whether they are consumers or agents.

Portions of our profits are allocated back into the communities and states we serve. Funds earned locally will support local agencies like Habitat for Humanity and Affordable Housing initiatives run by state Housing Finance Authorities.

Pull Model

Real estate advertising portals like Zillow Group and others **push** their leads to buyer agents. Buyer's View uses a **pull model.** Instead of pushing, Buyer's View fosters a platform that pulls in home sellers, homebuyers, and real estate agents alike. Not to mention, search and matchmaking with us is free, driven by home sellers.

Here's an example of how it works:

Homebuyers posted by buyer agents, attract home sellers who are in the beginning stages of investigating the home selling process. When a home seller or agent connects with a homebuyer listed on Buyer's View by clicking on the anonymous Buyer ID number or the photo of the agent next to the listed buyer, the real estate agent can now start a conversation. This conversation might lead to a showing or instigate a potential home listing conversation or help a FSBO (For Sale By Owner) seller find an answer to their home marketing dilemma. Would any real estate agent spend $100 to get a listing opportunity or a buyer agency relationship set up? For sure! Each contact like this through the Buyer's View platform has the potential to be worth thousands!





Today 7% of all transactions are For Sales By Owner Sales (FSBOs). They are like raw meat to agents and most every agent worth their salt calls on them. Here's the difference. An anonymous buyer pulls the FSBO into a conversation, agents don't.

Buyer's agents now have a chance to chat—they don't have to call FSBOs, FSBOs call the buyer's agent. FSBOs have an even stronger interest in finding a willing and able buyer, as there is no one portal available to them to find buyers and they seldom know how best to market their home. Our platform is a match made in heaven for FSBOs.

Listing agents need properties moved quickly. Each day that **For Sale** sign is in the ground is a day longer than the home seller wants. A ready pool of qualified home buyers at BuyersView.com can help the listing agent succeed quickly at much less expense to both pocket book and reputation.

Real Estate Market

Real Estate Market


FOR
SALE

With 2 million active agents in the USA and better than 6 million new and existing homes sold each year, real estate professionals and their brokerages spend **$12 billion dollars annually on advertising.** The Buyer's View advertising features will also be attractive to the mortgage sector that spends $14 billion dollars annually on advertising. Agents and lenders are a target market for Buyer's View and will readily want to place a business profile, their biography, or their testimonials on the Buyer's View platform. At $10 per month, our platform resources are a steal compared to the hundreds of dollars a month they spend now on other suspect, lead referral systems. Buyer's View has a guarantee of performance so agents can expect a very low cost for customer acquisition using our platform.

The Advantages

The Buyer's View platform allows seller agents to meet buyer agents at a very modest expense, often for free. Agents can subscribe for $10 per month per town. Better still there is no expense for a buyer's agent to post their buyers anonymously on the platform in multiple towns they are interested in living in.



For agents, there are several advantages to using the Buyer's View platform:

1. Say goodbye to the practice of buying expensive portal leads that are limited to a zip code
2. Agents can immediately expand their circle of potential buyers and sellers with a free or subscribed to business profile
3. A professional profile on Buyer's View provides significant networking opportunities that drive



The Buyer's View platform helps buyers match:

1. Sellers thinking about selling and those with "Coming Soon" listings attract buyers and their agents
2. Sellers, such as For Sale By Owner, to their buyers without calls having to be made to FSBOs
3. Active home sellers and their listing agents. Finding and starting the conversation is the first step in growing transaction volume and commissionable dollars.

Invest in Buyer's View

To date, we, and our investors have invested approximately $200,000 in First 2 View, Inc. (F2V) doing business as BuyersView. We are now seeking an additional $107,000 to provide additional sales and customer service strength, further platform development and build brand awareness for our Massachusetts state launch. First 2 View is offering common non-voting C shares at $.25 to investors. Our valuation continues to be driven by our agent-to-agent and the home seller and buyer networking effect, all driving consumer awareness of the Buyer's View brand.



We use a combination of direct e-mail marketing, search engine marketing, and outbound calling to reach and expand our agent base.

Through State association event marketing, print and online advertising, the use of behavioral science that leverages artificial and business intelligence, we will be able to determine who are our likely buyers and sellers are. These tools and programs will make agents on our platform incredibly more successful, minimizing their marketing expense and returning more dollars per transaction to their pocketbook.

Meet Our Team



Robert (Bob) McAvoy
Founder, Chief Visionary Officer

Founder, Chief Visionary Officer and Director

Mr. McAvoy has over 35 years of experience in the real estate industry and has served as a Broker and Office Manager for major New Hampshire real estate companies. He was an original Charter Member of the Salem, NH Board of Realtors. During his time on the Salem Board, he served on various Committees that helped bring buyer agency into the Board. He served as Vice Chair of the Professional Standards Committee. Bob founded and was President of Brandon Real estate. In 1989, he and his staff boldly decided to become an exclusive buyer agency office-unheard of back then. His two offices quickly became one of the largest buyer agencies in NH and Bob was then recognized as one of the leading experts in buyer agency. Bob founded and was the first elected President of the New Hampshire Exclusive Buyer Agency Group. Professional training was provided for those that wanted to represent the homebuyer. Bob was instrumental in establishing this level of representation. Buyer's View and the endorsement of buyer agency throughout the USA and Canada are the best expressions of how important that is and were to home buying consumers. He continues to turn the Real Estate world on its head with the launch of Buyer's View. Bob is also past founder and President of AAA Home Inspection Company that serviced the States of New Hampshire and Maine and held the Exclusive Regional Franchise rights for both States.



Jeff Rapson
President, CEO, and Director

Rapson teamed up with Founder Bob McAvoy to launch Buyer's View in the fall of 2017. With over 30+ years of productive senior level business development, Jeff's prior startup, consulting and direct sales experience in both traditional and new media offers our company significant strategic insights and tactical advantages. This expertise plus Jeff's active Buyer Agency realty experience affords Buyer's View considerable insight and



Mark Hahs
CTO and VP of BV's Platform Development

Hahs provides Buyer's View with executive-level leadership and management focused on technology, information, and product marketing strategy. Mark is responsible for Buyer's View overall information architecture and development standards for a mobile-first modular, scalable, high-performance, enterprise-class software platform and application. He works with a top-flight team of functional architects, senior engineers and



Sue Mundell
Director of Financial Planning

Mundell is currently managing partner of Adventerra Digital Games LLC, a startup founded in October 2016 to create team-based Virtual Reality Experiential Learning Environments for high school and middle school students. She is currently working part-time for ADG, conducting market research, developing financials, writing its business plan, researching public and private funding opportunities, and writing grant proposals. Sue has



Lara Gray
Director of Marketing

Lara Gray began her career at TechTarget, serving as Senior Campaign Manager generating leads through in-house podcasts, webinars, and online events. Lara's desire to achieve strong customer satisfaction enabled her to drive products and events to greatness. She then joined Transparent Language as the Product Owner of the User Experience Team. As the leader of Government Projects, she was responsible for new product innovation and the cultivation of ideas from concept

management depth. Having commercialized many high tech products and solutions, Jeff's expertise and broad operational experience will help to put Buyer's View on a very firm footing in the coming years. Jeff has long enjoyed working with start-ups focused on Real Estate, media and consumer products. In the recent past, he helped Search Initiatives, Points Mentioned, Jitterjam, MingleMediaTV and Wakup to get to market and build brands. He has an MBA in Leadership from Franklin Pierce University and history degree from York University in Toronto, his hometown. He has a long track record of success in selling into new market niches (Real Estate Technology, Search Engine Marketing, Search Engine Optimization). He especially enjoys meeting highly energized entrepreneurs and helping them bring their ideas to market.

systems integrators to build our platform and modules; each designed to support and enhance the overall Buyer's View consumer experience. He has a strong, hands-on understanding of software platforms and applications architecture with a deep understanding of the Buyer's View business goals, marketing objectives and product requirements.   Mark also leads a worldwide digital and social media platform architecture and development team at his marketing agency O2Ware. O2Ware provides strategy, marketing, technology, business development and consulting solutions for business-to-business, business-to-consumer and business-to-enterprise applications. Clients, engagements and projects have included programs and platforms for Discover, United Airlines, MileagePlus, NBC-Universal, NFL, NBC 2004 Olympics, Motorola, Agilent Technologies, S.C.O.R.E., Microsoft, Chicago Tribune, Warner Brothers, Coca-Cola, Billabong, Takeda Pharmaceuticals, United States Mint, Sony Columbia-Tristar, Interscope Records, MCA, Sungard Treasury Systems, AAA, Oral-B and Grey Advertising. Mark's 25 years of experience in technology and digital marketing gives Buyer's View a huge competitive technical advantage as Buyer's View develops its world class Real Estate Portal.

also served as an independent consultant from 2001-2016. Her firm, New Ventures Consulting, assisted startups and small businesses to fine-tune their business models, size their markets, shape their product offerings, write their business plans, including financials, prepare their VC pitches, and market their products. Mundell has provided Buyer's View strategic and financial planning assistance. Mundell has an MBA from Babson College, the nation's top entrepreneurship program since 1994. Mundell also holds a BS/MS in political science from M.I.T.

to the final product launch. Lara led multiple off-shore development teams to build Transparent Language's Online Language Learning Platform, and enhance the corporate LMS. Most recently, Lara served as the Director of Events for True Blue Booking. She provided executive leadership for marketing, budgeting, event execution, and brand management. Lara attended the Mediterranean Center of Arts and Sciences in Sicily, Italy and graduated from the University of California, Davis on a 5-year Basketball scholarship where she earned her Bachelor's Degree in Psychology and minored in Documentary Film.



Justin Johnson
Business Development Manager

Justin Johnson contributes to Buyer's View in a multifaceted fashion. Justin is passionate about providing top-shelf service to his customers and their buyer clients. Justin is not only accountable for expanding BV's customer base, he's also

responsible for creating new ways of expanding the company's brand, market exposure and building out our success in our roll out states on the Eastern seaboard. His experience as a successful and experienced buyer agent, lets him easily share BV's value proposition, bringing together first time homes buyers and sellers in the NH real estate marketplace. His keen sense for the value of Buyer's View to help seller agents reduce their marketing costs makes him an invaluable asset to both Seller and Buyer Agents. Justin recently worked in sales for PillPack, a dynamic startup in the mail-order pharmacy sector in Manchester, NH. During his time at PillPack, he worked in Sales Distribution. Justin graduated from Norwich University in VT on an academic scholarship where he earned his Bachelors degree in Biology (Cum Laude), and a minor health science.

Offering Summary

Company : First 2 View, Inc.

Corporate Address : 20 Pumping Station Rd, Salem, NH 03079

Offering Minimum : $10,000.00

Offering Maximum : $107,000.00

Minimum Investment Amount (per investor) : $100.00

Terms

Offering Type : Equity

Security Name : Class C Common Stock Non Voting

Minimum Number of Shares Offered : 40,000

Maximum Number of Shares Offered : 428,000

Price per Share : $0.25

Pre-Money Valuation : $2,887,000.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

StartEngine Shareholder Bonus

First 2 View will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Class C Common Stock at $0.25 / share, you will receive 100 bonus shares, meaning you'll own 1,100 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Investment Discount for Early Bird Adopters

If you invest from day 1 to day 14, you'll receive 10% bonus shares.

Investment Bonus

$1000- If you invest $1000, you will receive 10% Bonus shares

$2000 - If you invest $2000, you will receive 15% Bonus shares

$10,000 - If you invest $10,000, you will receive 20% Bonus shares

$100,000 - If you invest $100,000, you will receive 25% Bonus shares

*All perks occur after the offering is completed.

Investment Perk for Licensed Agents

$.25/share I When you invest you are betting the company's future value will exceed $2,800,000.00 post raise.

Perks for Licensed Agents & REALTORS® in any State for the first 6 weeks:

$100.00 - If you invest $100.00 during the campaign, you will receive 400 shares and 1 community for your business profile posting for a year which is a $100 value.

$200.00 - If you invest $200.00 during the campaign, you will receive 2 free community postings of your business profile for a year and 800 shares which is a $200 value.

$300.00 - If you invest $300.00 during the campaign, you will receive 3 free community postings of your business profile for a year and 1,200 shares which is a $300 value.

$400.00 - If you invest $400.00 during the campaign, you will receive 4 free community postings of your business profile for a year and 1600 shares which is a $400 value.

$500.00 - If you invest $500.00 during the campaign, you will receive 5 free community postings of your business profile for a year and 2000 shares which is a $500 value.

All perks occur after the offering is completed.

**As each state launches, we will reach out to our investors and first offer investors the advertising positions in any community we serve. We plan to rapidly expand to all states over the next two years.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Why Buyer's View?

We list Buyers, not houses!

Buyers are parked anonymously at buyersview.com

Sellers see buyers parked here...

....and get interested in the buyers they see.

Sellers now see what the Buyer wants...

It's a match made in heaven....

Finding Buyers Made EasyTM

Buyers Agent New Owners Seller's Agent

They Keys to a new house

Happy sellers...

Happy Buyers....

Brought together by Buyer's View

We're here for you!

Learn more at www.buyersview.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FIRST 2 VIEW, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JANUARY, A.D. 2018, AT 3:14 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6733728 8100
SR# 20180597418

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202074522
Date: 02-01-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:14 PM 01/30/2018
FILED 03:14 PM 01/30/2018
SR 20180597418 - File Number 6733728

CERTIFICATE OF INCORPORATION OF FIRST 2 VIEW, INC.

ARTICLE 1.0 NAME.

The name of the corporation is First 2 View, Inc. (the "Corporation").

ARTICLE 2.0 REGISTERED OFFICE/AGENT.

The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, Kent County, City of Dover, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE 3.0 PURPOSES.

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law").

ARTICLE 4.0 CAPITAL STOCK.

4.1 **Authorized Shares.** The total number of shares of all classes of capital stock that the Corporation is authorized to issue is Twenty-Two Million Five Hundred Ninety-Six Thousand (22,596,000) shares of Common Stock, par value $0.001 per share (the "Common Stock"), which shall be divided into two classes, as follows: (i) a class designated as Class A Common Stock which shall consist of up to Fifteen Million Fifty-Eight Thousand (15,058,000) shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), and (ii) a class designated as Class B Common Stock which shall consist of up to Seven Million Five Hundred Thirty-Eight Thousand (7,538,000) shares of Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"). The number of authorized shares of any class or classes of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

4.2 **Voting Rights.**

(a) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held by such holder at all meetings of the stockholders (and written actions in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration.

(b) Each holder of shares of Class B Common Stock shall be entitled to five (5) votes for each share of Class B Common Stock held by such holder at all meetings of the stockholders (and written actions in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration.



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(c) Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation.

4.3 Dividends. The holders of the Common Stock shall be entitled to receive, when, as, and if declared by the Board of Directors of the Corporation (the "Board of Directors"), out of any assets of the Corporation which are by law available therefor, such dividends as may be declared by the Board of Directors; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or the rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or the rights to acquire Class B Common Stock, as the case may be.

4.4 Dissolution, Liquidation, or Winding Up. In the event of any dissolution, liquidation, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distributions to the holders of Common Stock.

4.5 Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

4.6 Equal Status. Except as otherwise provided by applicable law or as expressly provided in this Article 4, all shares of Class A Common Stock and Class B Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, and be subject to the same qualifications, limitations, and restrictions.

4.7 Conversion. Each share of Class B Common Stock may be converted into one (1) fully paid and non-assessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of such shares of Class B Common Stock shall cease and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be retired and may not be reissued.

4.8 Reservation of Class A Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

ARTICLE 5.0 EXISTENCE.

The Corporation shall have a perpetual existence.

ARTICLE 6.0 MISCELLANEOUS.

In furtherance and not in limitation of powers conferred by the Delaware General Corporation Law, it is further provided that:

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Certificate of Incorporation of First 2 View, Inc.

Page 2 of 4

6.1 <u>Election of Directors</u>. The election of directors by the stockholders need not be by written ballot unless the Bylaws of the Corporation provide otherwise.

6.2 <u>Books and Records</u>. The books and records of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors.

6.3 <u>Bylaws</u>. The Board of Directors is expressly authorized to alter, amend, or repeal the Bylaws of the Corporation or adopt new bylaws by the affirmative vote of a majority of the directors then in office.

ARTICLE 7.0   <u>LIMITATION OF LIABILITY OF DIRECTORS</u>.

7.1 <u>Elimination</u>. The Corporation eliminates the personal liability of each member of its Board of Directors to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that, to the extent provided by applicable law, the foregoing shall not eliminate the liability of a director (a) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which such director derived an improper personal benefit.

7.2 <u>Future Amendments of Delaware General Corporation Law</u>. If the Delaware General Corporation Law is amended in the future to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time.

7.3 <u>Effect of Repeal or Modification</u>. Any repeal or modification of this Article shall not increase the personal liability of any director of the Corporation for any act or occurrence taking place prior to such repeal or modification, or otherwise adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE 8.0   <u>RESERVATION</u>.

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE 9.0   <u>COMPROMISE OR ARRANGEMENT</u>.

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of the Delaware General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of the Delaware General Corporation Law, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three-fourths (3/4) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or

arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, such compromise or arrangement and such reorganization shall, if sanctioned by the court to which such application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE 10.0   INCORPORATOR.

The name and mailing address of the incorporator is as follows:

<u>Name</u>	<u>Mailing Address</u>
Robert McAvoy	PO Box 713 Salem, New Hampshire 03079

I, THE UNDERSIGNED, being the sole incorporator hereinabove named, for the purpose of forming a corporation pursuant to the Delaware General Corporation Law, do file and record this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand on this 30th day of January, 2018.

Robert McAvoy, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:29 AM 12/10/2018
FILED 09:29 AM 12/10/2018
SR 20188045371 - File Number 6733728

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "General Corporation Law") does hereby certify:

FIRST: That, pursuant to Action by Written Consent of the Board of Directors (the "Board") and a majority of the stockholders (the "Stockholders") of First 2 View, Inc. (the "Corporation"), in lieu of a meeting of the Board and the Stockholders and in accordance with Sections 141 and 228 of the General Corporation Law, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation. In such Consent, the Board declared said amendment to be advisable and recommended that the Stockholders approve such amendment. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Article 4 so that, as amended, said Article shall be and read as follows:

ARTICLE 4.0 CAPITAL STOCK.

4.1 Authorized Shares. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is Twenty-Four Million Ninety-Six Thousand (24,096,000) shares of Common Stock, par value $0.001 per share (the "Common Stock"), which shall be divided into three classes, as follows: (i) a class designated as Class A Common Stock which shall consist of up to Fifteen Million Fifty-Eight Thousand (15,058,000) shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), (ii) a class designated as Class B Common Stock which shall consist of up to Seven Million Five Hundred Thirty-Eight Thousand (7,538,000) shares of Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"), and (iii) a class designated as Class C Common Stock, which shall consist of up to One Million Five Hundred Thousand (1,500,000) shares of Class C Common Stock, par value $0.001 per share (the "Class C Common Stock"). The number of authorized shares of any class or classes of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

4.2 Voting Rights.

(a) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held by such holder at all meetings of the stockholders (and written actions in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration.

(b) Each holder of shares of Class B Common Stock shall be entitled to five (5) votes for each share of Class B Common Stock held by such holder at all meetings of the stockholders (and written actions in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration.

(c) Each holder of shares of Class C Common Stock shall not have any voting rights whatsoever for each share of Class C Common Stock held by such holder.

(d)   Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation.

4.3   **Dividends.** The holders of the Common Stock shall be entitled to receive, when, as, and if declared by the Board of Directors of the Corporation (the "Board of Directors"), out of any assets of the Corporation which are by law available therefor, such dividends as may be declared by the Board of Directors; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, (a) the holders of Class A Common Stock shall receive Class A Common Stock or the rights to acquire Class A Common Stock, as the case may be, (b) the holders of Class B Common Stock shall receive Class B Common Stock or the rights to acquire Class B Common Stock, as the case may be, and (c) the holders of Class C Common Stock shall receive Class C Common Stock or the rights to acquire Class C Common Stock, as the case may be.

4.4   **Dissolution, Liquidation, or Winding Up.** In the event of any dissolution, liquidation, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distributions to the holders of Common Stock.

4.5   **Subdivision or Combinations.** If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other classes of Common Stock shall be subdivided or combined in the same manner.

4.6   **Equal Status.** Except as otherwise provided by applicable law or as expressly provided in this Article 4, all shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, and be subject to the same qualifications, limitations, and restrictions.

4.7   **Conversion.** Each share of Class B Common Stock may be converted into one (1) fully paid and non-assessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of such shares of Class B Common Stock shall cease and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be retired and may not be reissued.

4.8   **Reservation of Class A Common Stock.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

SECOND: That pursuant to such written Consent, the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this _7th_ day of _December_, 2018.

By: _____
Jeffrey Rapson, President